Exhibit 4b

DESCRIPTION OF FIRST BANCORP’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

General

As of December 31, 2019, First Bancorp had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Common stock, no par value per share.

Securities

The authorized capital stock of First Bancorp currently consists of 40,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share. The outstanding shares of First Bancorp common stock are duly authorized, validly issued, fully paid, and nonassessable.

Common Stock

As of February 26, 2020, 29,211,612 shares of common stock were issued and outstanding. First Bancorp’s common stock is listed on The NASDAQ Global Select Market under the ticker symbol “FBNC”.

Voting Rights

All voting rights are vested in the holders of the First Bancorp common stock. Each holder of common stock is entitled to one vote per share on each matter submitted to a vote at a meeting of First Bancorp shareholders. With respect to the election of directors, holders of First Bancorp common stock may choose to elect directors by cumulative voting. If cumulative voting is in effect, each shareholder is entitled to multiply the number of votes he, she or it is entitled to cast by the number of directors for whom he, she or it is entitled to vote, and to cast the product for a single candidate or distribute the product among two or more candidates. Cumulative voting procedures will not be followed at an annual meeting unless a shareholder calls for cumulative voting as provided in First Bancorp’s articles of incorporation, by announcing at the meeting before the voting for directors starts, his, her or its intention to vote cumulatively.

Liquidation Rights

Subject to the rights of the holders of any series of preferred stock which may be outstanding from time to time, upon liquidation, holders of First Bancorp’s common stock will be entitled to receive on a pro rata basis, after payment or provision for payment of all debts and liabilities, all of First Bancorp’s assets available for distribution, in cash or in kind. Because First Bancorp is a bank holding company, its rights and the rights of its creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of its bank subsidiary’s creditors, except to the extent First Bancorp may be deemed a creditor with recognized claims against its bank subsidiary.

Dividends

Subject to the rights of the holders of any series of preferred stock which may be outstanding from time to time, all shares of First Bancorp’s common stock are entitled to share equally in any dividends that First Bancorp’s Board of Directors may declare on its common stock from sources legally available for distribution.

Other Provisions

Holders of First Bancorp common stock have no preemptive, subscription, redemption or conversion rights. First Bancorp common stock is not subject to any sinking fund, and the outstanding shares are fully paid and non-assessable.

Anti-Takeover Provisions

Certain provisions of First Bancorp’s articles of incorporation, bylaws and the North Carolina Business Corporation Act, as well as certain banking regulatory restrictions, may make it more difficult for someone to acquire control of First Bancorp or to remove management.

Advance Notice Provisions.  The bylaws of First Bancorp provide that for business to be brought properly before an annual meeting by a shareholder, the shareholder must have given timely notice of the business in writing to the Secretary. To be timely, the notice must be delivered or mailed to and received at the principal offices of First Bancorp not less than 60 days before the first anniversary of the mailing date of the proxy statement for the preceding year’s annual meeting. Notice of director nominations made by shareholders must be made in writing and received by the Secretary not less than 50 nor more than 75 days before the first anniversary of the date of First Bancorp’s proxy statement in connection with the last meeting of shareholders called for the election of directors. The notices must set forth certain information described in First Bancorp’s bylaws.

Special Meetings of Shareholders.  Under the bylaws, special meetings of shareholders may be called only by First Bancorp’s president, chief executive officer or Board of Directors. So long as First Bancorp is a public company, under North Carolina law, its shareholders are not entitled to call a special meeting. In addition, at a special meeting, its shareholders may only consider business related to the purposes of the meeting set forth in the notice of meeting.

Regulatory Ownership Restrictions.  The Bank Holding Company Act of 1956, or “BHCA,” requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the Board of Governors of the Federal Reserve System before acquiring 5% or more of First Bancorp common stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve before acquiring 10% or more of First Bancorp common stock under the Change in Bank Control Act. Any holder of 25% or more of First Bancorp common stock, a holder of 33% or more of First Bancorp’s total equity or a holder of 5% or more of First Bancorp common stock if such holder otherwise exercises a “controlling influence” over First Bancorp, is subject to regulation as a bank holding company under the BHCA.

Preferred Stock. First Bancorp is authorized to issue 5,000,000 shares of preferred stock, issuable in specified series and having specified voting, dividend, conversion, liquidation, and other rights and preferences as First Bancorp’s Board of Directors may determine. The preferred stock may be issued for any lawful corporate purpose without further action by First Bancorp shareholders. The issuance of any preferred stock that has conversion rights might have the effect of diluting the interests of First Bancorp’s other shareholders. In addition, shares of preferred stock could be issued with certain rights, privileges, and preferences, which would deter a tender or exchange offer or discourage the acquisition of control of First Bancorp. No shares of preferred stock are issued and outstanding.

Transfer Agent and Registrar

The transfer agent and registrar for First Bancorp’s common stock is Computershare Limited.